                MENTOR GRAPHICS ENTERS INTO DEFINITIVE $200 MILLION
                                   LINE OF CREDIT

         -- MENTOR ALSO COMMENTS ON QUICKTURN'S ANNOUNCEMENT YESTERDAY OF
                      PRODUCT ORDER FROM JAPANESE CUSTOMER --

WILSONVILLE, OR, NOVEMBER 10, 1998 -- Mentor Graphics Corporation (Nasdaq: MENT) announced today that Bank of America and the Company have entered into a definitive $200 million line of credit, in accordance with Bank of America's August, 1998 commitment letter.

As previously announced, Mentor Graphics' tender offer to purchase all outstanding shares of Quickturn Design Systems, Inc. (Nasdaq: QKTN) at a price of $12.125 per share in cash expires at 12:00 Midnight, New York City time, on Monday, November 30, 1998, unless extended. Funds from the Bank of America line of credit, together with working capital, will be used to pay for shares purchased pursuant to the tender offer.

Gregory K. Hinckley, Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor Graphics, said: "We are very pleased to have completed the definitive agreement for this financing, the terms of which reflect not only the quality of Mentor Graphics' business, but the merits of our proposed acquisition of Quickturn."

Separately, Mentor Graphics today stated its view that Quickturn's recent order from a Japanese customer for Quickturn's older CoBALT-TM- product, which it licenses from IBM, does not represent any significant resurgence of the Asian market for Quickturn's business, nor market acceptance of Quickturn's new Mercury product.

Dr. Walden C. Rhines, President and Chief Executive Officer of Mentor Graphics, emphasized that, "while this single order is to be congratulated, it hardly represents market acceptance of Mercury over Mentor Graphics' Celaro System, a true next-generation emulation product for testing integrated-circuit designs.

"Quickturn's sales of low-end and mid-range technology products, such as this CoBALT-TM- sale, will not, in our view, result in enhancing stockholder value for the long term or in confirming the ability of Quickturn's management to design or deliver next-generation products," Dr. Rhines continued.

Dr. Rhines concluded: "This order does not affect Mentor Graphics' all-cash, fully financed tender offer. We urge Quickturn's stockholders to remove the current Quickturn directors who are responsible for erecting the obstacles to the completion of our offer. We strongly recommend that stockholders vote promptly the GOLD proxy to elect the five independent directors nominated by Mentor Graphics."

Mentor Graphics' Offer to Purchase, proxy solicitation materials and related documents are available on a Mentor Graphics World Wide Web site at http://www.mentorg.com/file.

The Dealer Manager for the Offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.

Contacts:      Anne M. Wagner                Roy Winnick/Todd Fogarty
               Vice President, Marketing     Kekst and Company
               503/685-1462                  212/521-4800

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